Mail Stop 4561

September 23, 2008

VIA MAIL and FAX (623) 465-2571

Mr. Yada Schneider
President and Chief Executive Officer
Genesis Holdings Inc.
15849 N. 71st Street, Suite 226
Scottsdale, Arizona 85254

      Re: **Genesis Holdings Inc.**
              Form 10-KSB for the year ended December 31, 2007
              Filed on March 31, 2008
              File No. 000-33073

Dear Mr. Yada Schneider:

We have reviewed your response letter filed August 25, 2008 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

Report of Independent Registered Public Accounting Firm

1.   Your response to comment one indicates that the currently filed audit report inadvertently omitted the opinion for the year ended December 31, 2006 and that the current auditors, Jewett, Schwartz, Wolfe & Associates, relied upon the previous auditors', Weaver & Martin LLC. Please amend your Form 10-KSB to include the corrected and required opinion or opinions.

FORM 8-K/A DATED MAY 5, 2008

2.   We read your response to comment five and reviewed the pro forma information provided in your response. The disposal of Genesis Land, Inc. (Genesis Land) and the acquisition of BioAuthorize, Inc. (BioAuthorize) are two separate transactions and should be discussed separately. Please revise your introductory discussion to include the disposition of Genesis Land and the associated return of your common stock from Bankston Third Family L.P.

3.   We further note your statement that the value of the acquisition of BioAuthorize was recorded at $596,107 based on the trading value of the Company's common stock on the date of closing. Per page 13 of your Form 10-KSB your common stock did not trade during 2007 or 2006. Please clarify to us how the shares were valued. Note that as the accounting acquirer, Bio Authorize would not be revalued in the transaction.

4.   Per your pro forma Statement of Operations for the three months ended March 31, 2008, we note you reported a loss on discontinued operations of $1,052,141. Please tell us how this loss was calculated and why it was not reported in your June 30, 2008 Form 10-Q. Refer to SFAS 144 for disclosure requirements.

5.   Please revise your pro forma Statement of Operations for the years ended December 31, 2007 and 2006 to reflect the disposal of Genesis Land as required by Instruction 3 to Rule 11-02 of Regulation S-X. Also provide an explanation for the adjustment for the amortization of goodwill intangible.

6.   Note that you are required to amend your Form 8-K/A filed on May 5, 2008 to reflect any material changes once the review process is complete.

FORM 10-Q FOR THE SIX MONTHS ENDED JUNE 30, 2008

Financial Statements and Notes

Condensed Consolidated Balance Sheet, page 3

7.   We read your response to comment four and reviewed the adjustments to your December 31, 2007 balance sheet in your June 30, 2008 Form 10-Q. Given that the reverse merger effectively resulted in a 20,000,000 to 105,000 stock split, approximately 190:1, please clarify why you did not reflect 20,000,000 common shares issued and outstanding as of December 31, 2007 resulting in a $20,000 par value common stock balance with the remaining adjustment to additional paid in capital.

Yada Schneider
Genesis Holdings Inc.
September 23, 2008
Page 3

Condensed Consolidated Statements of Cash Flows, page 5

8.   Relative to the period ended June 30, 2007; please tell us how your reconciliation of net comprehensive loss to cash flows used in operating activities complies with paragraphs 28 and 29 of SFAS 95 which requires companies to reconcile from net income (loss).

Note 2 – Basis of Presentation, page 7

9.   We read your response to comment six and noted the additional disclosure in Note 5 relates to the acquisition of BioAuthorize, rather than the disposal of Genesis Land. Because it appears that the disposal of Genesis Land occurred subsequent to the reverse acquisition of BioAuthorize and is a separate event, please expand the disclosure and your response to us to include the accounting treatment of the Genesis Land disposal transaction. Additionally, per your response to comment six, the value of the common stock returned by Bankston Third Family L.P. was based on the share price on March 29, 2008. Tell us how you determined the share price on March 29, 2008 given that there is no trading history and no evidence of trading during 2008. Finally, tell us how you determined the value of Genesis Land and whether you recorded a gain or loss for the difference between the value of Genesis Land and the value of the common shares returned by Bankston Third Family L.P.

Note 3 – Going Concern, page 7

10.   We read your response to comment seven. Please revise your disclosure in Note 3 to be consistent with the more robust disclosure regarding your ability to continue as a going concern on page 17 within Liquidity and Capital Resources. Also include the repayment terms for expenses paid by your chief executive officer.

Note 5 – Share Exchange, page 8

11.   Per your disclosure in Note 5, it appears that you determined the value of the 105,000 shares of BioAuthorize to be equal to the 20,000,000 shares of Genesis Holdings, both of which are valued at $596,107. Please confirm and if so, clarify your disclosure. Also clarify that Bio Authorize, as the accounting acquirer, is not fair valued with the transaction.

Certifications

12.   We note that your certifications filed in conjunction with your June 30, 2008 Form 10-Q were not filed in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K. Some of the discrepancies include deleting the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d) and replacing the word "registrant" with "smaller reporting issuer" in paragraph 4(a).   Please confirm that future filings will include certifications in the exact form as outlined in Item 601(B)(31)(i) of Regulation S-K.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jaime John, at (202) 551-3446 or me, at (202) 551-3498 if you have questions.

Sincerely,

Linda Van Doorn
Senior Assistant Chief Accountant